Exhibit 3.1
AMENDMENT TO THE BYLAWS
OF
GREEN DOT CORPORATION

The third sentence of Section 1.11.1(b) of the Amended and Restated Bylaws of Green Dot Corporation is hereby amended and restated in its entirety, effective immediately, as follows:

“To be timely, a Record Stockholder’s notice (other than a notice by an Eligible Holder (as defined in Section 1.12) who seeks to include a Nominee (as defined in Section 1.12) in the Corporation’s proxy statement for an annual meeting of stockholders pursuant to Section 1.12) must be received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than 5:00 p.m. Pacific Time on the seventy-fifth (75th) day nor earlier than 5:00 p.m. Pacific Time on the one hundred and fifth (105th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of a notice relating to nominations of persons for election to the Board at the 2020 annual meeting, such notice shall be timely if received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than 5:00 p.m. Pacific Time on April 22, 2020); provided, however, that, subject to the immediately following sentence, in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so received no earlier than 5:00 p.m. Pacific Time on the one hundred and fifth (105th) day prior to the currently proposed annual meeting and no later than 5:00 p.m. Pacific Time on the later of (A) the seventy-fifth (75th) day prior to such annual meeting or (B) the tenth (10th) day following the day on which Public Announcement of the date of such meeting is first made by the Corporation.”